10026258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor Pickering Holt & Co Securities Inc

OFFICIAL USE ONLY
129772
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5000
(No. and Street)

Houston, TX 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Drusch 713-333-2966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Lousiana, Suite 2900 Houston, TX 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Drusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY KAY COLE
Notary Public, State of Texas
My Commission Expires
January 30, 2011

Mary Kay Cole
Notary Public

Christine Drusch
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 13,611,287
Restricted cash	913,916
Deposits with clearing broker and others	103,186
Receivable from broker-dealers	1,890,247
Other trade receivables	2,652,901
Accounts and notes receivable from affiliates	454,783
Furniture, equipment and leasehold improvements, net	3,498,124
Cash value of company owned life insurance	1,343,174
Other assets	288,958
Total assets	$ 24,756,576
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 1,025,582
Accounts payable to broker-dealers	86,984
Deferred rent	1,657,783
Income tax payable	996,477
Subordinated loan	10,000,000
Deferred compensation liability	1,369,098
Deferred tax liability, net	1,664
Total liabilities	15,137,588
Commitments and contingencies	
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding	6,967,342
Retained earnings	2,651,646
Total stockholder's equity	9,618,988
Total liabilities and stockholder's equity	$ 24,756,576

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Income
Year Ended December 31, 2009

Revenues	
Investment banking	$ 23,365,230
Commissions	15,009,440
Research services	7,173,898
Service revenue from Parent	1,596,848
Interest	74,225
Total revenues	47,219,641
Expenses	
Employee compensation and benefits	34,703,657
Floor brokerage and clearance fees	1,809,276
Marketing and business development	2,298,187
Communications and data processing	567,208
Occupancy	2,248,725
Professional fees	1,314,949
Other expenses	1,546,345
Total expenses	44,488,347
Income before provision for income taxes	2,731,294
Current	
Federal	1,776,413
State	286,068
	2,062,481
Deferred	
Federal	(354,836)
State	(3,376)
	(358,212)
Provision for income taxes	1,704,269
Net income	$ 1,027,025

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2009	65,000	$ 6,302,675	$ 1,874,621	$ 8,177,296
Share based compensation		664,667		664,667
Distribution to Parent			(250,000)	(250,000)
Net income			1,027,025	1,027,025
Balances at December 31, 2009	65,000	$ 6,967,342	$ 2,651,646	$ 9,618,988

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 1,027,025
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	652,648
Deferred income tax benefit	(358,212)
Share based compensation expense	664,667
Changes in operating assets and liabilities	
Restricted cash	(202,494)
Deposits with clearing broker and others	(572)
Receivable from broker-dealers	(1,496,378)
Other trade receivables	(2,149,259)
Accounts receivable from affiliates	845,300
Cash value of company owned life insurance	(207,036)
Other assets	32,801
Accounts payable and accrued liabilities	724,971
Accounts payable to broker-dealers	26,077
Deferred rent	(156,152)
Deferred compensation liability	1,369,098
Income tax payable	300,382
Net cash provided by operating activities	1,072,866
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(130,031)
Purchase of company owned life insurance	(1,136,138)
Net cash used in investing activities	(1,266,169)
Cash flows from financing activities	
Proceeds from issuance of subordinated loan, net of payments	10,000,000
Note receivable issued to Parent	(328,169)
Distribution to Parent	(250,000)
Net cash provided by financing activities	9,421,831
Net increase in cash and cash equivalents	9,228,528
Cash and cash equivalents	
Beginning of year	4,382,759
End of year	$ 13,611,287
Supplemental cash flow disclosures	
Interest paid	$ 71,594
Income taxes paid	990,301

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking advice and equity research, sales, and trading for the energy industry and participates in the brokerage of publicly traded securities for commissions. The Company also participates, on a limited basis, in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains a branch office in Denver, Colorado. At December 31, 2009, the Company was registered as a limited broker-dealer in 42 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 24, 2010, which is the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

In September 2006, the FASB issued applicable accounting guidance on fair value measurements, which introduced a new definition of fair value, a fair value hierarchy and new disclosures of assets and liabilities measured at fair value. This guidance also provides various disclosures for financial assets and financial liabilities, and as of January 1, 2009, disclosures for nonfinancial assets and liabilities. As of December 31, 2009, the Company's financial instruments include cash and cash equivalents, cash surrender value of life insurance, accounts and notes receivable, accoun ts payable and subordinated loan.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

The Company maintains Certificates of Deposit as collateral for a standby letter of credit, which is classified as restricted cash.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain in deposit account either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $1,000,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees and underwriting fees are recorded on offering date, sales concessions on settlement date. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Advisory fees are recognized upon issuance of invoices.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Research Revenue
The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. Research revenue is recorded as commissions if trades are conducted through the Company's trading desk. Direct payments and soft dollar payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever happens first.

Depreciation
Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the life of the lease or the estimated useful life.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities.

Share Based Compensation
The Parent has a share based compensation plan for its employees related to its Series C and D Units (" Units"). The Parent ap plies the fair value method of accounting for its share based compensation plan. Compensation expense is recorded for the fair value of the Units on grant dates and is recognized on a straight-line basis for service condition awards and graded-vesting basis for performance condition awards over the requisite service period of the Units. Noncash

compensation expense is recorded by the Company since the Units are issued to its employees. The fair value of each Interest award on the applicable grant dates was estimated using the Black-Scholes pricing model. The expected term of the Units represents the period the Units are expected to remain outstanding.

2. New Accounting Standards

The FASB has codified a single source of authoritative nongovernmental U.S. GAAP, the Accounting Standards Codification ("Codification"). While the Codification does not change U.S. GAAP, it introduces a new structure that is organized in an easily accessible, user-friendly on-line research system. The Codification supersedes all existing accounting standards documents. All other accounting literature not included in the Codification will be considered nonauthoritative. Unless needed to clarify a point to readers, these financial statements and disclosures will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes.

In July 2006, the FASB issued applicable accounting guidance on accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The adoption of this guidance on January 1, 2009 did not have a material impact on the Company's financial statements.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $12,504,126 which resulted in excess net capital of $12,326,308. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Furniture and office equipment	$ 1,891,723
Leasehold improvements	2,994,446
Software	176,997
Less: Accumulated depreciation	(1,565,042)
	$ 3,498,124

Depreciation expense for the year ended December 31, 2009 was $652,648.

5. Fair Value Measurements

As described in Note 1, the Company adopted the applicable accounting guidance related to fair value measurements, which established a framework for measuring the fair value of assets and liabilities, while expanding fair value measurement disclosures. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. This guidance established a fair value hierarchy that distinguishes between independent observable inputs and unobservable inputs used to measure fair value, as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the report entity has the ability to access at the measurement date.
- Level 2: Inputs other than quoted market prices included within Level 1 that are observable for an asset or liability, either directly or indirectly.
- Level 3: Unobservable inputs for an asset or liability reflecting the reporting entity's own assumptions. Level 3 inputs should be used to measure fair value to the extent that observable Level 1 or 2 inputs are not available.

The fair value of the Company's financial asset measured on a recurring basis at December 31, 2009 was $1,343,174, and was classified within Level 1. This financial asset represents the cash surrender value of Company owned life insurance.

The recorded values of accounts and notes receivable, accounts payable, and subordinated loan at December 31, 2009 approximate their fair values based on their short-term nature.

6. Income Taxes

A reconciliation of the income tax provision with the amount computed by applying the statutory federal income tax rate to income taxes is as follows:

Expected federal income taxes at 34%	$	928,640
Meals and entertainment		57,796
Stock based compensation		225,987
Affiliate expenses		280,839
Company owned life insurance		8,814
State income taxes, net of federal benefit		186,577
Other, net		15,616
Provision for income taxes	$	1,704,269

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets		
Deferred rent	$	563,646
Deferred compensation		173,162
State tax loss carryforward		64,054
		800,862
Deferred tax liabilities		
Depreciation		(631,060)
Prior year change from cash to accrual		(171,466)
		(802,526)
Net deferred tax liabilities	$	(1,664)

Pursuant to IRC 448, the Company was required, for the year ended December 31, 2007, to change from a cash basis taxpayer to an accrual basis taxpayer as a result of having average gross revenues of greater than $5,000,000 for the previous three years. The IRC 481 adjustment related to this change in accounting method was originally $2,017,247 and is being ratably included in income over four years. The remaining balance of $504,312 will be reported as taxable income in 2010, which will also be the final year for this adjustment.

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2004. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities for years before 2004.

7. Borrowings

In December 2009, the Company secured a $10,000,000 FINRA approved, temporary, subordinated loan bearing interest at 8%, which matured and was paid on February 16, 2010. The loan was secured to support the Company's net capital position for an anticipated underwriting.

8. Deferred Rent

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. Also included in deferred rent are tenant improvement allowances received by the Company from the landlord. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2009, the unamortized tenant improvement allowance included in deferred rent was $1,099,533.

9. Employee Benefit Plan

The Company maintains a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's salary. The Company made matching contributions during 2009 of $470,372.

10. Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan ("DCP") covering certain employees. The Plan is funded with Company owned life insurance, valued at $1,343,174 at December 31, 2009. The DCP allows participants to defer up to 50% of their compensation. The outstanding DCP obligation at December 31, 2009 was $1,369,098. The 2009 deferral of $509,779 was accrued and is included within accounts payable and accrued liabilities at December 31, 2009. The deferral was remitted to the deferred compensation plan in January 2010.

11. Related Party Transactions

The Parent entered into an office space lease on behalf of the Company. Rent expense during 2009 was paid by the Company.

An officer of the Company provided a $1,200,000 standby letter of credit as a security deposit to lease its Houston office space. Fees to renew the standby letter of credit of $14,087 were paid by the Company.

The Company made a $250,000 distribution to the Parent during 2009. In addition, at December 31, 2009, the Company has two notes receivable from the Parent with a balance of $328,169, including accrued interest. The Company paid expenses on behalf of the Parent for a related private equity fund formed by the Parent in 2008 and other professional expenses in the amount of $77,773.

In October 2009, the Parent formed a wholly-owned subsidiary, Tudor, Pickering, Holt & Co. International, LLC, which formed a wholly-owned U.K. subsidiary, Tudor, Pickering, Holt & Co. International, LLP. The Company paid $40,497 of expenses on behalf of these subsidiaries.

The Company provided services for the Parent in accordance with a service agreement between the Company and Parent, in the amount of $1,596,848 for the year ended December 31, 2009.

12. Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2017. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston office space included leasehold improvement incentives as described in Note 9 and rent concessions for the first six months. The Company also subleased a portion of their office space through November 2009. Lease expense was approximately $1,552,813, net of sublease rental income of $251,636, for the year ended December 31, 2009 and is included in occupancy expense.

Approximate future minimum rentals under such leases, including the lease held by the Parent but paid by the Company, are as follows:

Years Ending	
2010	$ 1,133,652
2011	1,131,694
2012	1,118,058
2013	1,049,878
2014	1,049,878
Thereafter	2,799,674
	$ 8,282,834

13. Concentration of Credit Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

14. Share Based Compensation

The Parent's grant of Series C and D Units ("Units") are considered a share based compensation plan (the "Plan") accounted for under SFAS 123(R). The compensation cost for the Units was $664,667 for 2009 and is included in employee compensation and benefits expense in the Statement of Income. Compensation expense is recorded over the requisite service period based on straight-line or graded vesting methods for the Units expected to vest. The Units vest ratably over three or four years, may also vest based on a benchmark performance of the Company's investment banking division and are dependent upon continuous employment with the Company. In addition, the Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined by the use of an independent third party appraisal on the date of grant using the Black-Scholes pricing model based on the following assumptions:

	December 31, 2009
Expected volatility	70.00%
Expected term (in years)	5.88
Risk free rate	1.60%
Expected dividend yield	0.00%

Expected volatility is based on the volatility of similar companies in the industry. The expected term of the Units granted represents the period of time the grants are expected to be outstanding. The risk-free rate is based on the average interest rate of U.S. Treasury Notes with average term equal to the expected life of the Units at the time the Units were granted. In addition, a discount of 53.29% for lack of marketability of the Units was used to determine the fair value of the Units granted.

A rollforward of nonvested Units under the Plan as of December 31, 2009 is presented below:

Nonvested Units	Series C and D Units	Weighted Average Grant-Date Fair Value*
Outstanding at December 31, 2008	388,174	$ -
Granted	12,500	16.03
Vested	(110,783)	
Forfeited	(1,102)	
Outstanding at December 31, 2009	288,789	$ -

* Weighted average grant-date fair value amount for a Series D Unit in the Parent

As of December 31, 2009, total unrecognized compensation cost related to nonvested Units granted was $914,339. The cost is expected to be recognized over a weighted average period of 2.3 years.

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Schedule I

Net Capital		
Stockholder's equity		$ 9,618,988
Add		
Subordinated borrowings		10,000,000
Total capital and allowable subordinated borrowings		19,618,988
Deduct		
Nonallowable assets		
Furniture, equipment and leasehold improvements, net	2,398,570	
Accounts receivable and other assets	4,514,816	
Total nonallowable assets	6,913,386	
Net capital before haircuts on securities position		12,705,602
Haircuts on securities		(201,476)
Net capital		12,504,126
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	2,667,271	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		177,818
Net capital in excess of minimum requirements		$ 12,326,308
Ratio of aggregate indebtedness to net capital		.01 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 13,661,946
Adjustments to liabilities	
Company adjustment to record federal and state tax liability	(538,137)
Company adjustment to increase accounts payable	(619,683)
Net capital	$ 12,504,126

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PRICEWATERHOUSECOOPERS

Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In planning and performing our audit of the financial statements of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Accountants on Applying Agreed Upon Procedures

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the nine month period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   a. Agreed payment of $19,261 for the period from April 1, 2009 through June 30, 2009, made on August 18, 2009 through check number 10531, to form SIPC-6 and bank statement, noting no differences.
   b. Agreed $69,859 accrued for the period from July1, 2009 through December 31, 2009 to general ledger and form SIPC-7T, noting no differences.

2. Compared the Total Revenue amount reported on part II A line 9 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Tudor, Pickering, Holt & Co. Securities, Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $38,547,730 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers.

    a. Compared deduction on line 2c-3, commission, floor brokerage and clearance expenses to underlying supporting documents, noting no differences.
    b. Compared deduction on line 2c-8, other revenue not related to the securities business to underlying supporting documents, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $35,506,671 and $88,767, respectively, of the Form SIPC-7T, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

Tudor, Pickering, Holt & Co. Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2009

Tudor, Pickering, Holt & Co. Securities, Inc.
Index
December 31, 2009